 ===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ______________

                                SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                     PURSUANT TO SECTION 14(D) (4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                                _______________

                      CORT BUSINESS SERVICES CORPORATION

                            ______________________

                           (NAME OF SUBJECT COMPANY)

                      CORT BUSINESS SERVICES CORPORATION

                       ________________________________

                     (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                        _____________________________

                       (TITLE OF CLASSES OF SECURITIES)

                           COMMON STOCK--220493-10-0

                            ______________________

                    (CUSIP NUMBER OF CLASSES OF SECURITIES)

                                _______________

                                PAUL N. ARNOLD
                     President and Chief Executive Officer
                      CORT Business Services Corporation
                            11250 Waples Mill Road
                                   Suite 500
                            Fairfax, Virginia 22030
                                (703) 968-8524

                     _____________________________________

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                      ON BEHALF OF THE PERSON(S) FILING)

                                WITH A COPY TO:

                           G. DANIEL O'DONNELL, ESQ.
                            Dechert Price & Rhoads
                           4000 Bell Atlantic Tower
                               1717 Arch Street
                       Philadelphia, Pennsylvania 19103
                                (215) 994-4000


================================================================================

          This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission") on January 21, 2000, by CORT Business Services Corporation, a Delaware corporation (the "Company" or "CORT"), relating to the tender offer made by Wesco Financial Corporation, a Delaware corporation ("Ultimate Parent"), Wesco Holdings Midwest, Inc., a Nebraska corporation and a wholly owned subsidiary of Ultimate Parent ("Parent"), and C Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), to purchase all outstanding Shares at a price of $28.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 21, 2000 and the related Letter of Transmittal (which together constitute the "Offer"), as disclosed in a Tender Offer Statement on Schedule 14D-1 filed by Purchaser and Parent with the Commission on January 21, 2000, and as subsequently amended (the "Schedule 14D-1"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

       Item 4(b)(1) is hereby amended as follows:

       The second paragraph under the heading "Background," which appears on page 14 of the Schedule 14D-9, is replaced in its entirety with the following:

          Following announcement of the BRS merger agreement, in April 1999 representatives of CORT and CVC had numerous unsolicited contacts from representatives of Fremont Partners ("Fremont") and Brook Furniture Rental, Inc. ("Brook") regarding a recapitalization transaction in which CORT and Brook would be combined. In letters dated April 15 and April 19, 1999, Fremont and Brook proposed a transaction pursuant to which stockholders of CORT would receive $28.00 per share in cash for 97% of the outstanding common stock, subject to certain conditions. After receiving additional letters from Brook, the Board of Directors rejected the Fremont/Brook proposal on May 10, 1999 based principally on the following facts: (1) the Board of Directors was informed that CVC was unwilling to participate in the Fremont/Brook transaction, as would be necessary to accomplish such transaction; (2) the Board of Directors was informed that some other stockholders of CORT (including affiliates of CVC and BRS who held approximately 2.4% of CORT's outstanding voting shares, and members of CORT's senior management who held approximately 1.3% of these shares, and, in addition, held currently exercisable options that if exercised would result in CVC and these other stockholders owning in excess of 50% of CORT's outstanding shares) were similarly opposed to any transaction with Fremont/Brook; and (3) Messrs. Arnold and Egan informed the Board of Directors that they were opposed to pursuing a transaction with Brook because they were concerned that members of management as well as other employees would leave CORT in the face of a possible transaction with Brook because of differences in management style and culture between CORT and Brook.

       The tenth paragraph under the heading "Background," which appears on page 15 of the Schedule 14D-9, is replaced in its entirety with the following:

          On December 3, 1999, Fremont and Brook sent another letter to CORT increasing the consideration to CORT's stockholders in their proposal to combine CORT and Brook to $28.50 per share in cash for 97% of CORT's common stock. This letter was accompanied by commitments for senior bank and bridge financing from Paribas which were subject to numerous conditions including the absence of adverse changes in market conditions and Paribas' successful syndication of the bridge loan. On December 17, 1999, Fremont and Brook further revised their proposal to provide for per share consideration of $28.00 in cash plus an additional amount contingent on the value of CORT's interest in Homestore.com, Inc. The Company did not discuss these proposals with Fremont and Brook until the Company's representatives contacted Fremont and Brook on January 3, 2000.

       The fourteenth paragraph under the heading "Background," which appears on page 16 of the Schedule 14D-9, is replaced in its entirety with the following:

          On January 3, 2000, CORT engaged SunTrust Equitable Securities Corporation ("STES") as its financial advisor to assist the Board in evaluating potential acquisition transactions. On that same day, representatives of STES and Dechert contacted Brook's counsel and representatives of Fremont and Brook. STES and Dechert informed Fremont and Brook that the Board was actively considering alternatives available to CORT and asked Fremont and Brook to submit their best and final offer in writing to the Company no later than January 10, 2000. As they had not previously furnished drafts of definitive agreements, Fremont and Brook were requested to provide forms of definitive transaction documents as well as commitments to support any financing upon which their transaction would be conditioned. Representatives of Dechert stated that although the Board had not made a decision to engage in any transaction, it was probable that a critical factor in a decision by the Board would be the relative degree of certainty of any proposal. Representatives of Dechert suggested that any proposal submitted by Fremont and Brook should address prior uncertainties in their proposals including the existence, as well as the terms, of financing and due diligence conditions.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2000

                              CORT BUSINESS SERVICES CORPORATION

                              By: /s/ Paul N. Arnold
                                  --------------------------------------------
                                  Name:  Paul N. Arnold
                                  Title: President and Chief Executive Officer